FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of January 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Acambis appoints Head of R&D


Acambis appoints Dr Michael Watson to head Research and Development activities


Cambridge, UK and Cambridge, Massachusetts - 19 January 2007 - Acambis plc (Acambis) (LSE: ACM) announces the appointment of Michael Watson as Executive Vice President, Research and Development (R&D) and an Executive Director of the Board.

Dr Watson, 42, joins Acambis from sanofi pasteur MSD where he is Executive Director-Clinical and Epidemiology, Europe. He is a clinician with extensive experience of vaccine development and registration, and has spent the last 10 years working with sanofi pasteur. In his current role, Dr Watson is responsible for development, strategic planning and implementation of Phase III, Phase IV and epidemiology studies covering more than 15 vaccines developed by sanofi pasteur and Merck & Co. He is also the European Project Leader for Gardasil(R), the Human Papillomavirus vaccine developed by Merck & Co.

Previously, Dr Watson was responsible for clinical and pre-clinical development activities for Takeda Europe Pharmaceuticals and Bristol-Myers Squibb, which he joined after obtaining his medical degree from the University of Birmingham and completing five years of training in internal medicine, infectious disease and tropical medicine at various UK hospitals.

At Acambis, Dr Watson will head all R&D activities, and will oversee the vaccine product portfolio, including enhancing the portfolio through in-house R&D and/or licensing of product candidates. He is expected to join Acambis in the next few weeks and will be based in Acambis' US offices in Cambridge, MA, where the R&D functions are located.

Peter Fellner, Chairman of Acambis, commented:

"We are delighted that Michael has agreed to lead our R&D efforts. His experience will be invaluable to the effective management and integration of our research, development, clinical and medical affairs activities. Michael brings to Acambis both a clear understanding of what it takes to get a vaccine through to licensure and a strategic understanding of how to manage a product portfolio. I am confident that he will provide strong leadership, and will successfully manage and advance our pipeline."

Dr Watson commented on his appointment:

"Now is a particularly exciting time in the vaccines field, so I am delighted to be joining Acambis at a pivotal stage in its growth and development. I believe Acambis has some great opportunities in its pipeline and I look forward to applying my existing expertise and working with the Acambis' Board and management team to drive forward and develop its portfolio."

Dr Watson is the author of many scientific publications, is an Associate Editor of two leading vaccine-related journals, Journal of Clinical Virology and Human Vaccines, and represents sanofi pasteur MSD on the European Vaccine Manufacturers' Clinical Group.

Acambis confirms that no information is disclosable in relation to the appointment of Dr Watson pursuant to the requirements of Listing Rule 9.6.13 paragraphs (1) to (6).


                                     -ends-


Enquiries:

Acambis plc:
Peter Fellner, Chairman
Tel: +44 (0) 118 989 9312
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Brunswick
Jon Coles / Justine McIlroy / Margherita Lupi
Tel: +44 (0) 20 7404 5959


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.




                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 19 January 2007                        ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.